EXHIBIT 99.1

Results of A General Meeting of
Holders of Series B Notes of Internet Gold - Golden Lines Ltd. (the "Company")

Ramat Gan, Israel - May 11, 2011 – Internet Gold – Golden Lines Ltd. (Nasdaq and TASE: IGLD) Further to the Company's report as of April 13, 2011, at the general meeting of holders of Series B Notes of the Company (the "Meeting") held on Wednesday, May 11, 2011, approximately 95% of the holders of Series B Notes present at the Meeting by proxy, approved the appointment of Ziv Haft Trust Company Ltd. ("Ziv Haft") as the successor trustee for  the Series B Notes of the Company, replacing Bank Leumi Le-Israel Trust Company Ltd. ("Leumi") and the amendment of the trust deed entered into by and between the Company and Leumi to provide for such change.

The appointment of Ziv Haft is subject to the receipt of the approval of the Israeli court.

About Internet Gold - Golden Lines Ltd.

Internet Gold is Israel’s leading telecommunications group. Internet Gold’s main asset is its control of Bezeq, the Israel Telecommunication Corp. (http://ir.bezeq.co.il) (TASE:BZEQ), Israel’s largest telecommunications service provider, which is  based on  its approximately  76.78% ownership of B Communications Ltd. (Nasdaq and TASE: BCOM), the holder of the controlling  interest (31.24%) and Board control of Bezeq.

Internet Gold is controlled by Eurocom Communications, a leading privately-held investment group headquartered in Ramat-Gan, Israel. Internet Gold’s shares are traded on the NASDAQ Global Select Market  and the Tel Aviv Stock Exchange  where its share price is tracked as part of the TA-100 Index.

For more information, please visit the following Internet sites:

http://ir.bezeq.co.il
http://www.eurocom.co.il
http://www.bcommunications.co.il